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                                                         OMB APPROVAL
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                                                 OMB Number:        3235-0058
                                                 Expires:      March 31, 2006
        SECURITIES AND EXCHANGE COMMISSION       Estimated average burden
              WASHINGTON, D.C. 20549             hours per response......2.50
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                    FORM 12B-25
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            NOTIFICATION OF LATE FILING                SEC File Number
                                                           0-23336
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                                                         CUSIP Number
                                                         042682 10 4
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(Check one) [_] Form 10-K   [_] Form 20-F   [_] Form 11-K   [X] Form 10-Q
            [_] For N-SAR   [_] Form N-CSR

            For Period Ended:   March 31, 2005
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            [_] Transition Report on Form 10-K
            [_] Transition Report on Form 20-F
            [_] Transition Report on Form 11-K
            [_] Transition Report on Form 10-Q
            [_] Transition Report on Form N-SAR
            For the transition period ended: ___________________________________

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  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



PART I - REGISTRANT INFORMATION

                              Arotech Corporation
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Full Name of Registrant


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Former Name if Applicable

                               354 Industry Drive
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Address of Principal Executive Office (Street and Number)

                              Auburn, Alabama 36830
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City, State and Zip Code


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POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED
IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


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PART II - RULES 12B-25 (B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed. (Check box if appropriate.)

[X]   (a)   The response described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]   (b)   The subject annual report, semi-annual report, transition report on
            Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[X]   (c)   The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR or N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

            We are still providing our auditors with supporting documentation to our independent auditors and, as a result, our auditors are unable to complete the audit of our financial statements by the required filing date of May 10, 2005 without the expenditure by us of unreasonable effort and expense.

            We anticipate filing our Annual Report on Form 10-Q for the quarter ended March 31, 2005 within the regulatory five-day extension period.



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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

                Yaakov Har-Oz                         011-972-54-646-4808
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                   (Name)                      (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If answer is no, identify reports(s). [X] Yes [_] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof? [_] Yes [X] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                                Arotech Corporation
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                    (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:      May 10, 2005          By: /s/ Yaakov Har-Oz
      ----------------------         -------------------------------------
                                     Name:   Yaakov Har-Oz
                                     Title:  Vice President and General Counsel




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